

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 22, 2022

Paula Brown Stafford
Chairman, President and Chief Executive Officer
Novan, Inc.
4020 Stirrup Creek Drive, Suite 110
Durham, North Carolina 27703

>   **Re: Novan, Inc.**
>   **Amendment No. 1 to Preliminary Proxy Statement on Form PRE14A**
>   **Filed April 22, 2022**
>   **File No. 001-37880**

Dear Ms. Stafford:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Amendment No. 1 to Preliminary Proxy Statement on Form PRE 14A, filed April 22, 2022

Proposal 4, page 19

1.   We note your response to our prior comment 1; however we cannot agree that Item 14 information is not required in your preliminary proxy statement. Note A to Schedule 14A provides that "[w]here any item calls for information with respect to any matter to be acted upon and such matter involves other matters with respect to which information is called for by other items of this schedule, the information called for by such other items also shall be given." Note A includes the example of a solicitation for the purpose of approving the authorization of additional securities but there is no indication that the example was intended to be the only instance in which Note A applies. Additionally, Note A's application is not limited to circumstances where the approval is required to consummate the acquisition. It applies when the matter to be acted on involves other matters with respect to which information is called for by other items in Schedule 14A.

Here, Proposal 4 is a solicitation of your shareholders for the purpose of issuing shares pursuant to a Unit Purchase Agreement with EPI Health and Evening Post Group, LLC, a solicitation that directly implicates Item 14. Accordingly, please revise to provide all information that is required by Item 14 of Schedule 14A.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Joshua Gorsky at 202-551-7836 or Suzanne Hayes at 202-551-3675 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: James Jolley, Esq.